# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORASURE TECHNOLOGIES INC, CIK 0001116463
CUSIP: 68554V108
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 220 E First St, Bethlehem, Pennsylvania (PA), 18015
Date of event which requires filing of this statement: 03/17/2026
Amends the filing with accession number 0000902664-25-004014
Filed by CIK 0001478982
Persons authorized to receive notices and communications: Rishi Bajaj, Altai Capital Management, L.P., PO Box 15203, Irvine, California (CA), 92623-9998, 949-326-9612; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Altai Capital Management, L.P. (CIK 0001478982): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,613,836; sole dispositive power 0; shared dispositive power 3,613,836; aggregate amount beneficially owned 3,613,836 (5.2% of the class)
- Altai Capital Management, LLC (CIK 0001619440): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,613,836; sole dispositive power 0; shared dispositive power 3,613,836; aggregate amount beneficially owned 3,613,836 (5.2% of the class)
- Rishi Bajaj (CIK 0001619438): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,613,836; sole dispositive power 0; shared dispositive power 3,613,836; aggregate amount beneficially owned 3,613,836 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.000001 per share
Name of issuer: ORASURE TECHNOLOGIES INC
Address of issuer's principal executive offices: 220 E First St, Bethlehem, Pennsylvania (PA), 18015
Comment: This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the SEC on September 9, 2025 (as amended from time to time, the "Schedule 13D") with respect to the shares of Common Stock of the Issuer held for the account of Osprey and the Separately Managed Accounts. This Amendment No. 3 amends Items 4, 5 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On March 17, 2026, Investment Manager issued a press release containing an open letter (the "March 17 Letter") to the Board outlining its case for change at the Issuer and reiterating its intention to solicit proxies from the stockholders to elect Rishi Bajaj and John Bertrand at the Annual Meeting. The foregoing description of the March 17 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the March 17 Letter, which is filed as Exhibit 99.3 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. All percentages set forth herein are based upon a total of 69,126,173 shares of Common Stock outstanding as of February 28, 2026, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 9, 2026.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP, and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated in its entirety as follows:

No persons other than the Reporting Persons, Osprey and the Separately Managed Accounts are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 99.3: March 17 Letter

## Signatures
- Altai Capital Management, L.P.: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (03/17/2026)
- Altai Capital Management, LLC: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (03/17/2026)
- Rishi Bajaj: /s/ Rishi Bajaj, Rishi Bajaj, Individually (03/17/2026)